[LINCOLN EDUCATIONAL SERVICES CORPORATION LETTERHEAD]

June 7, 2005

VIA ELECTRONIC TRANSMISSION

Ms. Michele M. Anderson

Legal Branch Chief

Securities and Exchange Commission
Division of Corporation Finance

Mail Stop 0407
450 Fifth Street, N.W.
Washington, D.C.  20549

Lincoln Educational Services Corporation

File No. 333-123644

Responses to SEC Comment Letter dated June 2, 2005

Dear Ms. Anderson:

On behalf of Lincoln Educational Services Corporation (the “Company”), set forth below are comment nos. 1, 2 and 3 of the staff of the Securities and Exchange Commission (the “Commission”) received in your letter dated June 2, 2005 (the “Comment Letter”) relating to the Company’s registration statement on Form S-1 (File No. 333-123644) filed on May 25, 2005 (the “Registration Statement”), including the prospectus contained therein (the “Prospectus”).  Each comment is followed by the Company’s response to that comment.  Capitalized terms used but not defined herein have the meanings assigned to them in the Registration Statement.  As discussed with the staff of the Commission, the Company will separately respond to comment nos. 4 through 10 included in the Comment Letter.

This letter should be read in conjunction with the accompanying Amendment No. 3 to the Registration Statement (“Amendment No. 3”), which the Company filed with the Commission on the date hereof.  To assist the staff in reviewing Amendment No. 3, we are delivering, by overnight mail to Mr. Derek Swanson, a copy of this letter (including the Annex referred to herein) and eight bound copies of Amendment No. 3.  Four of the copies of Amendment No. 3 have been marked to show changes from Amendment No. 2 to the Registration Statement as originally filed with the Commission on May 25, 2005.

By its responses herein and in Amendment No. 3, the Company believes that it has addressed the comments of the staff of the Commission presented below.

Use of Proceeds, page 22

1.                                      We note your revised disclosure that you “routinely consider acquiring companies in [y]our industry.”  Please revise to clarify whether or not you currently have any agreements or understandings to make any strategic acquisitions.  Refer to comment 26 of our letter dated April 28, 2005.

The Company advises the staff that it currently has an executed letter of intent outstanding with respect to the potential acquisition of three schools in a single transaction.  The letter of intent is non-binding and is subject to the satisfaction of a number of conditions precedent prior to the consummation of any acquisition, including the completion of due diligence and the negotiation and execution of a definitive purchase agreement.  The Company advises the staff that, although due diligence has begun, the negotiation of a purchase agreement has not.  The Company does not believe that the acquisition can be deemed probable at this early stage.  The Company further advises the staff that it routinely enters into letters of intent with respect to potential acquisitions, and that many of these acquisitions are not consummated for a variety of reasons.  The Company believes that if the currently proposed acquisition were consummated, pro forma financial statements reflecting such acquisition would not be required by Regulation S-X to be included in the Registration Statement because (1) the Company’s and its other subsidiaries’ investments in and advances to the target entity would be less than 15% of the total assets of the Company’s consolidated assets as of the end of 2004, (2) the Company’s and its other subsidiaries’ proportionate share of the total assets of the target entity would be less than 7% of the total assets of the Company’s consolidated assets as of the end of 2004, and (3) the Company’s and its other subsidiaries’ equity in income from continuing operations before income taxes, extraordinary items and cumulative effect of a change in accounting principle of the target entity would be less than 9% of such income of the Company and its consolidated subsidiaries for 2004.  The Company further believes that disclosure of specific information regarding the proposed transaction, such as the identity of the target entity, would jeopardize the acquisition.  The Company has, however, included additional general information about the acquisition in the “Use of Proceeds” section of the Prospectus in response to the staff’s comment.

Management, page 82

Employment-Related Arrangements, page 90

2.                                      If the board of directors has already set the financial and non-financial goals for the 2005 fiscal year, please revise to disclose and quantify those goals.

The Company advises the staff that the referenced non-financial goals have not yet been established for the 2005 fiscal year.  The Company further advises the staff that its board of directors has established the referenced financial goals for the 2005 fiscal year; however, the Company respectfully submits that it does not believe quantifying these financial goals in the Prospectus would be appropriate.  The Company has already disclosed the categories of financial targets upon which bonuses will be based, namely revenue, EBIT margin and net income, and does not believe that the actual target levels are material to investors.  Moreover, in accordance with Instruction 2 to Item 402(k) of Regulation S-K, the Company believes that disclosing the actual target levels would have an adverse effect on the Company and, in particular, its competitive position, as such disclosure would give the Company’s competitors insights into the confidential financial performance goals that the Company has established for itself.  As a result, the Company has not revised its disclosure pursuant to the staff’s request.

Draft Exhibit 5.1

3.                                      We have reviewed your draft language for paragraph (e) and continue to believe the particular assumption should be removed from the legality opinion.  Please submit an updated draft legality opinion that removes the assumption.

The Company has been advised by its counsel that the assumption under paragraph (e) of the legal opinion will be deleted.  A revised draft of the legal opinion is attached hereto as Annex A.

If you have any questions concerning the matter referred to in this letter, please call the undersigned at (973) 736-9340 or counsel to the Company, Rohan S. Weerasinghe of Shearman & Sterling LLP, at (212) 848-7088.

Very truly yours,

/s/ DAVID F. CARNEY

David F. Carney

cc:                                 Robert Carroll

                                                Kyle Moffat

                                                Derek Swanson, Esq.
(Securities and Exchange Commission)

                                                Rohan S. Weerasinghe, Esq.
(Shearman & Sterling LLP)

ANNEX A

Form of Legal Opinion

[Letterhead of Lindabury, McCormick & Estabrook, P.A.]

[Date], 2005

Lincoln Educational Services Corporation

200 Executive Drive, Suite 340

West Orange, New Jersey 07052

Lincoln Educational Services Corporation

Initial Public Offering

of 4,000,000 shares of common stock

Ladies and Gentlemen:

We serve as special New Jersey counsel to Lincoln Educational Services Corporation, a New Jersey corporation (the “Company”).  This opinion is furnished to you in connection with the purchase and sale of an aggregate of 4,000,000 shares (the “Shares”) of the Company’s common stock, no par value (the “Common Stock”), pursuant to the Purchase Agreement, the form of which was filed as Exhibit 1.1 of the Registration Statement (the “Purchase Agreement”), among the Company, the selling shareholders named therein and the underwriters named therein.  This opinion is furnished to you in accordance with the requirements of Item 601(b)(5) of Regulation S-K under the Securities Act of 1933, as amended (the “Securities Act”).

In that connection, we have reviewed originals or copies of the following documents (the “Documents”):

(a)                                  The Purchase Agreement, filed as Exhibit 1.1 of the Registration Statement.

(b)                                 The registration statement on Form S-1 (Registration No. 333-123644) filed by the Company under the Securities Act, with the Securities and Exchange Commission (the “Commission”) on March 29, 2005, and amendment nos. 1, 2, 3 and 4 thereto filed by the Company with the Commission on May 6, 2005, May 25, 2005, June 7, 2005 and [______], 2005, respectively, and copies of the related prospectus (the registration statement as amended at the time it became effective, including the information deemed to be a part thereof at the time of effectiveness pursuant to Rule 430A under the Securities Act, being hereinafter referred to as the “Registration Statement”.

(c)                                  The certificate of incorporation and by-laws of the Company, as amended through June [____], 2005.

(d)           a specimen certificate representing the Shares.

(e)                                  Originals or copies of such other corporate records of the Company, certificates of public officials and of officers of the Company and agreements and other documents as we have deemed necessary as a basis for the opinions expressed below, including resolutions of the Board of Directors of the Company relating to the issuance and sale of the Shares.

In our review of the Documents, we have assumed:

(a)           The genuineness of all signatures.

(b)           The authenticity of the originals of the documents submitted to us.

(c)           The conformity to authentic originals of any documents submitted to us as copies.

(d)           As to matters of fact, the truthfulness of the representations made in the Purchase Agreement and the other Documents and in certificates of public officials and officers of the Company.

(e)           With respect to Documents executed by parties other than the Company, we have assumed that such other parties had the requisite power and due authorization, corporate or otherwise, to enter into and perform their respective obligations under the Documents.

We have not independently established the validity of the foregoing assumptions.

Members of our firm are admitted to practice law in the State of New Jersey, and we do not express any opinion as to the laws of any other jurisdiction.

Based upon the foregoing and upon such other investigation as we have deemed necessary, we are of the opinion that when issued and paid for pursuant to the Purchase Agreement, the Shares will be duly authorized, legally and validly issued, fully paid, and nonassessable.

This opinion letter is rendered to you in connection with the transactions contemplated by the Documents.  This opinion letter may not be relied upon by you for any other purpose without our prior written consent.  This opinion letter speaks only as of the date hereof.  We expressly disclaim any responsibility to advise you of any development or circumstance of any kind, including any change of law or fact, that may occur after the date of this opinion letter that might affect the opinions expressed herein.

We hereby consent to the filing of this opinion with the Commission as an exhibit to the Registration Statement.  We also consent to the reference to our firm under the heading “Legal Matters” in the Registration Statement.  In giving this consent, we do not hereby admit that we are included in the category of persons whose consent is required under Section 7 of the Securities Act or the rules and regulations of the Commission.

Very truly yours,

LINDABURY, MCCORMICK & ESTABROOK, P.A.